Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: September 7, 2021

The following is a press release issued by Canadian Pacific Railway Limited on September 4, 2021.

CP looks forward to re-engaging with KCS to form CP-KCS, the only achievable Class 1 combination

Welcomes KCS Board of Directors’ Determination that CP’s Offer Reasonably Expected to Lead to “Company Superior Proposal”

CALGARY – Sept. 4, 2021 – Canadian Pacific Railway Limited (TSX: CP, NYSE: CP) (“CP”) today said it is ready to re-engage with the Kansas City Board of Directors following its determination that CP’s revised offer can reasonably be expected to lead to a “Company Superior Proposal.”

“We look forward to re-engaging with the KCS Board of Directors to advance this unique and achievable Class 1 combination that provides compelling short- and long-term value,” said Keith Creel, CP President and CEO. “CP-KCS is the only truly end-to-end Class 1 merger that preserves and enhances competition. It is the perfect combination and we are ready to go to work to unlock this unique opportunity, creating something special for the rail industry and for commerce in North America.”

CP this week reaffirmed its offer originally submitted Aug. 10 and resubmitted Aug. 31 to combine with KCS, which recognizes the premium value of KCS while providing regulatory certainty. CP believes it ought to be deemed a superior proposal and has placed a deadline of Sept. 12 on that offer.

The proposed transaction values KCS at $300 per share, representing a 34% premium1, based on the CP closing price on August 9, 2021 and KCS unaffected closing price on March 19, 2021. Following the closing into a voting trust, common shareholders of KCS will receive 2.884 CP common shares and $90 in cash for each share of KCS common stock held. The proposed transaction includes the assumption of $3.8 billion of outstanding KCS debt.

On Aug. 31, the Surface Transportation Board (“STB”) unanimously rejected CN and KCS’s joint motion for approval for use of a voting trust. That clearly shows that the CN-KCS merger proposal is illusory and not achievable.

Importantly, the STB has already approved CP’s use of a voting trust and affirmed CP-KCS’s waiver from the new rail merger rules it adopted in 2001 because a CP-KCS combination is truly end-to-end, and pro-competitive.

CP-KCS: The only viable Class 1 combination

A CP-KCS combination would create more competition – not less – in the freight rail industry and would be better for Amtrak. It brings more competition among railways and protects obligations to passenger service.

[1]	Based on KCS closing share price of $224.16 as of March 19, 2021 and CP closing share price of CAD$91.50 (at 1.2565 FX rate) as of August 9, 2021.

A CP-KCS combination offers all the same benefits – and more – to rail shippers and the supply chain with none of CN-KCS’ harms or need to enforce promises through regulation. A CP-KCS combination:

•	Creates single-line routes to all the markets that a CN-KCS network would reach

•	Brings new competition to and from Upper Midwest markets dominated by BNSF or UP that CN-KCS cannot address

•	Creates new competition versus CN that CN-KCS actually eliminates

•	Has a route network that does not funnel all of its traffic through the congested Chicago area

•	Unlocks new capacity for Amtrak passenger service, rather than interfering with passenger service between Baton Rouge and New Orleans and south of Chicago

CP-KCS would enhance competition, create new and stronger competitive single-line options against existing single-line routes while taking trucks off the highway. CP-KCS would maintain all existing freight rail gateways and maintain competition in the Baton Rouge to New Orleans corridor, while creating new north-south lanes between Western Canada, the Upper Midwest and the Gulf Coast and Mexico.

CP is willing to host intercity passenger rail service between New Orleans and Baton Rouge, an outcome with far more operational flexibility and less risk to Louisiana taxpayers. CP has consistently received an A rating from Amtrak, leading the industry for the previous five years-plus, in its annual host railroad report card recognizing its industry-leading on-time performance record. CP is also the first Class 1 railroad to complete 100 percent certification of its Amtrak schedules.

A CP-KCS transaction would diminish the pressure for downstream consolidation by preserving the basic six-railroad structure of the North American rail network: two in the west, two in the east and two in Canada, each with access to the U.S. Gulf Coast. By contrast, a CN-KCS transaction would fundamentally disrupt this balance.

For information on the benefits of a CP-KCS combination, visit FutureForFreight.com.

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release includes certain forward-looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: changes in business strategies and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price; the ability of management of CP, its subsidiaries and affiliates to execute key priorities; general North American and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada and the U.S.; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of CP’s budgeted capital expenditures in carrying out CP’s business plan; services and infrastructure; the satisfaction by third parties of their obligations to CP; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada and the U.S.; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; regulatory and legislative decisions and actions; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; and the pandemic created by the outbreak of COVID-19 and resulting effects on CP’s business, operating results, cash flows and/or financial condition, as well as resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP with Canadian and U.S. securities regulators. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements” in CP’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

CP has filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) to be used to solicit votes of the stockholders of KCS against the proposal to adopt the Agreement and Plan of Merger, dated as of May 21, 2021 (the “CN Merger Agreement”), by and among CN, Brooklyn Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of CN, and KCS. Additionally, in furtherance of CP’s proposed transaction with KCS and subject to future developments, CP (and, if a negotiated transaction is agreed, KCS) may file one or more proxy statements, registration statements, prospectuses or other documents with the SEC or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, prospectus or other document CP and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND STOCKOLDERS OF KCS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, ALONG WITH ANY FUTURE PROXY STATEMENT(S) AND OTHER PROXY MATERIALS, REGISTRATION STATEMENT(S), PROSPECTUS(ES) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTIONS CONTEMPLATED BY THE CN MERGER AGREEMENT, CP’S PROPOSED TRANSACTION WITH KCS AND RELATED MATTERS AND DEVELOPMENTS. THE DEFINITIVE PROXY STATEMENT ALSO INCLUDES INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN CP’S PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN.

THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND STOCKHOLDERS MAY OBTAIN FREE COPIES OF THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC ONLINE AT INVESTOR.CPR.CA, OR UPON REQUEST TO CP’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT (212) 750-5833 OR TOLL-FREE AT (877) 456-3442.

NO OFFER OR SOLICITATION

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

ABOUT CANADIAN PACIFIC

Canadian Pacific (TSX: CP) (NYSE: CP) is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

Contacts:

Media

Alert_MediaRelations@cpr.ca

Investment Community

Chris De Bruyn

Tel: 403-319-3591

investor@cpr.ca